EXHIBIT 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-215427 on Form S-3 of our reports dated February 9, 2018, relating to the consolidated financial statements and financial statement schedule of Pacific Gas and Electric Company and subsidiaries (the "Utility") (which report on the consolidated financial statements expresses an unqualified opinion and includes an emphasis-of-matter paragraph regarding the uncertainty related to possible material losses or penalties to the Utility as a result of the Northern California wildfires that occurred in October 2017), and the effectiveness of the Utility's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Pacific Gas and Electric Company for the year ended December 31, 2017.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 9, 2018